FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March 2011

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Financial Statements and the consents attached to this Form 6-K are hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto and incorporated by reference are:

1. The Consolidated Financial Statements of the Registrant as of December 31, 2010.

2. Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

3. Consent of Arik Eshel, CPA & ASSOC., PC.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: March 31, 2011	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2009 and 2008 financial statements of BOS - Supply Chain Solutions (Lynk) Inc., a wholly-owned U.S. subsidiary, which statements reflected total assets constituting 19% and 9% of the consolidated totals at December in 2009 and 2008, respectively and total revenues constituting 0% and 0% of the related consolidated totals for 2009 and 2008, respectively of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for BOS - Supply Chain Solutions (Lynk) Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global

ARIK ESHEL, CPA & ASSOC., PC
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of BOS - Supply Chain Solutions (Lynk) Inc.

We have audited the accompanying consolidated balance sheets of BOS - Supply Chain Solutions (Lynk) Inc. ("the Company") and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2009. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BOS - Supply Chain Solutions (Lynk) Inc. and its subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

ARIK ESHEL, CPA & ASSOC., PC
New York, NY

March 29, 2010

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$703	$564
Trade receivables (net of allowance for doubtful accounts of $ 44 and $ 92 at December 31, 2010 and 2009, respectively)	7,719	7,252
Available for sale securities (Note 6)	-	361
Other accounts receivable and prepaid expenses (Note 3)	1,183	914
Inventories (Note 5)	5,125	5,168
Assets related to discontinued operations (Note 1e)	-	5,423

Total current assets	14,730	19,682

LONG-TERM ASSETS:
Severance pay fund	47	110
Investment in other company (Note 6)	107	218
Other assets	161	123

Total long-term assets	315	451

PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	1,135	1,221

OTHER INTANGIBLE ASSETS, NET (Note 8)	1,512	1,836

GOODWILL (Note 9)	4,438	4,172

	$22,130	$27,362

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2010	2009

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities (Note 10)	$7,778	$7,983
Trade payables	4,317	3,906
Employees and payroll accruals	735	645
Deferred revenues	474	731
Accrued expenses and other liabilities (Note 11)	1,040	951
Liabilities related to discontinued operations (Note 1e)	-	5,229

Total current liabilities	14,344	19,445

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities (Note 12)	394	816
Income tax accruals (Note 16)	488	425
Accrued severance pay	167	228
Convertible note (Note 13)	2,460	1,886
Other long-term liabilities (Note 13)	564	919

Total long-term liabilities	4,073	4,274

COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

SHAREHOLDERS' EQUITY (Note 15) (*):
Share capital:
Ordinary shares of NIS 20.00 nominal value: Authorized; 7,000,000 shares at December 31, 2010 and 2009; Issued and outstanding: 2,752,517 and 2,618,159 shares at December 31, 2010 and 2009, respectively	13,959	13,225
Additional paid-in capital	56,805	57,042
Accumulated other comprehensive profit (loss)	52	(156)
Accumulated deficit	(67,103)	(66,468)

Total shareholders' equity	3,713	3,643

Total liabilities and shareholders' equity	$22,130	$27,362

(*) All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2010	2009	2008

Revenues	$30,187	$25,467	$34,066
Inventory write off	36	2,235	339
Cost of revenues	22,668	19,741	26,893

Gross profit	7,483	3,491	6,834

Operating costs and expenses:
Research and development	372	360	844
Sales and marketing	4,068	5,426	6,408
General and administrative	1,786	2,004	2,029
Impairment of goodwill	-	383	568

Total operating costs and expenses	6,226	8,173	9,849

Operating Profit (loss)	1,257	(4,682)	(3,015)
Financial expenses, net (Note 17a)	(961)	(606)	(431)
Other expenses, net (Note 2g)	(120)	(409)	(1,448)

Income (loss) before taxes on income	176	(5,697)	(4,894)
Tax benefit (taxes on income) (Note 16)	(5)	(329)	241

Income (loss) from continuing operations	171	(6,026)	(4,653)
Loss from discontinued operations (Note 1e)	(806)	(3,075)	(1,747)

Net loss	$(635)	$(9,101)	$(6,400)

Basic and diluted net earnings (loss) per share from continuing operations (Note 17b) (*)	$0.07	$(2.32)	$(1.94)

Basic and diluted net loss per share from discontinued operations (Note 17b) (*)	$(0.31)	$(1.18)	$(0.73)

Basic and diluted net loss per share (Note 17b) (*)	$(0.24)	$(3.50)	$(2.67)

(*) All earnings (loss) per share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares (*)	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss) (**)	Accumulated deficit	Total comprehensive loss	Total shareholders' equity

Balance at January 1, 2008	2,171,599	10,628	54,758	19	(50,967)		14,438
Issuance of Ordinary shares for options exercised	534	3	(3)	-	-		-
Issuance of shares related to the private placement, net	311,414	1,843	(52)	-	-		1,791
Issuance of shares related to acquisition of Dimex, net	122,045	685	546	-	-		1,231
Share-based compensation expense	-	-	581	-	-		581
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(397)	-	$(397)	(397)
Net loss	-	-	-	-	(6,400)	(6,400)	(6,400)
Total comprehensive loss						$(6,797)

Balance at December 31, 2008	2,605,592	13,159	55,830	(378)	(57,367)		11,244
Issuance of Ordinary shares for options exercised	12,567	66	(66)	-	-		-
Issuance expenses	-	-	(17)	-	-		(17)
Issuance of warrants related to convertible note	-	-	646	-	-		646
Share-based compensation expense	-	-	649	-	-		649
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	168	-	$168	168
Unrealized gain related to available for sale securities				54	-	54	54
Net loss	-	-	-	-	(9,101)	(9,101)	(9,101)
Total comprehensive loss						$(8,879)

Balance at December 31, 2009	2,618,159	$13,225	$57,042	$(156)	$(66,468)		$3,643
Issuance of Ordinary shares for options exercised	37,996	201	(201)	-	-		-
Issuance of shares related to the private placement (net of $35 issuance expenses)	96,362	533	(268)	-	-		265
Issuance of warrants related to convertible note	-	-	15	-	-		15
Share-based compensation expense	-	-	217	-	-		217
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	262	-	$262	262
Realized gain related to available for sale securities				(54)	-	(54)	(54)
Net loss	-	-	-	-	(635)	(635)	(635)
Total comprehensive loss						$(427)

Balance at December 31, 2010	2,752,517	$13,959	$56,805	$52	$(67,103)		$3,713

(*) All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.
(**) December 31, 2009 balance includes both foreign currency translation adjustments and unrealized gains related to available for sale securities. December 31, 2010 balance includes only foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

Cash flows from operating activities:
Net loss	$(635)	$(9,101)	$(6,400)
Loss from discontinued operations	806	3,075	1,747
Net profit (loss) from continuing operations	171	(6,026)	(4,653)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	611	596	588
Inventory write off	36	2,235	339
Impairment of goodwill	-	383	568
Capital loss (gain) from sale of investment in other company	7	-	(8)
Impairment of available for sale securities	-	304	744
Impairment of investment in other company	111	53	712
Severance pay, net	-	(160)	168
Share-based compensation expenses related to employees, directors and service providers	217	649	581
Discount on convertible note	225	108	-
Accrued interest on long-term convertible notes	196	104	-
Decrease (increase) in trade receivables, net	(252)	2,897	1,997
Change in deferred taxes, net	52	343	(154)
Decrease (increase) in other accounts receivable and other assets	(114)	(155)	216
Decrease (increase) in inventories	138	(66)	217
Increase (decrease) in trade payables	332	(818)	(246)
Increase (decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(270)	(426)	733

Net cash provided by operating activities from continuing operations	1,460	21	1,802
Net cash used in operating activities from discontinued operations	(176)	(1,291)	(1,386)

Net cash provided by (used in) operating activities	1,284	(1,270)	416

Cash flows from investing activities:
Purchase of property, plant and equipment	(108)	(320)	(217)
Proceeds from sale of investment in other company	150	-	165
Acquisitions, net of cash acquired (a)	(147)	(967)	(8,709)

Net cash used in investing activities from continuing operations	(105)	(1,287)	(8,761)
Net cash used in investing activities from discontinued operations	-	(74)	(289)

Net cash used in investing activities	(105)	(1,361)	(9,050)

Cash flows from financing activities:
Proceeds from issuance of shares, net	265	(17)	1,758
Proceeds (payments) from short and long-term bank loans	(841)	(363)	3,273
Proceeds (payments) from long-term convertible note and warrants, net of issuance expenses	(28)	1,584	-

Net cash provided by (used in) financing activities from continuing operations	(604)	1,204	5,031
Net cash provided by (used in) financing activities from discontinued operations	(308)	385	969

Net cash provided by (used in) financing activities	(912)	1,589	6,000

Increase (decrease) in cash and cash equivalents	267	(1,042)	(2,634)
Increase (decrease) in cash and cash equivalents from discontinued operations	(128)	359	254
Cash and cash equivalents at the beginning of the year	564	1,247	3,627

Cash and cash equivalents at the end of the year	$703	$564	$1,247

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2010	2009	2008
Supplemental disclosure of cash flow activities:

(i)	Net cash paid during the year for:
	Interest	$463	$538	$495
	Income tax	$2	$1	$200

(ii)	Non-cash activities:

	Conversion of payable into long-term convertible debentures	$161	$675	$-
	Deferred charges related to convertible note	$-	$62	$-
	Sale of investment in other company	$150	$-	$-
	Purchase of property and equipment	$-	$47	$-

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

		Year ended December 31,
		2010	2009	2008
(a)	Acquisition of BOS - Dimex Ltd.

	Fair value of net tangible assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date	$-	$-	$7,326
	Fair value of net intangible assets acquired at acquisition date	-	-	5,191
	Less - amount acquired by issuance of shares	-	-	(1,053)
	Less - unpaid balance on account of acquisition	-	-	(2,755)
	Less – repayment of deferred consideration on account of acquisition	147	967	-

		$147	$967	$8,709

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-       GENERAL

a.	B.O.S. Better Online Solutions Ltd. ("BOS" or "the Company") is an Israeli corporation.

The Company's shares are listed in NASDAQ under the ticker BOSC. Effective as of May 12, 2009, the Company's Ordinary shares were delisted from trade on the Tel-Aviv Stock Exchange ("TASE"). Following the delisting of the Company's shares from the TASE, the Company is not subject to reporting requirements in Israel, under the Israeli Securities Law.

b.	All share and per share data in this report is reported after giving effect to the 1 for 5 reverse split that occurred on January 12, 2010 (see Note 15).

c.	The Company has two operating segments, the RFID and Mobile Solutions segment and the Supply Chain Solutions segment.

The Company's wholly-owned subsidiaries include:

In Israel:

(1)
BOS-Dimex Ltd. (previously "Dimex Solutions Ltd"), which purchased in March 2008 all of Dimex Systems Ltd. assets and activities, and its wholly-owned subsidiary, Dimex Hagalil Projects (2008) Ltd., which was incorporated in January 2008 and purchased all of Dimex Hagalil Ltd. assets and activities (together: "BOS-Dimex"). BOS-Dimex is a part of the RFID and Mobile Solutions segment;

(2)	BOS-Odem Ltd. ("BOS-Odem"), an Israeli company, is a distributor of electronics components and advance technologies worldwide. BOS-Odem is a part of the Supply Chain Solutions segments; and

(3)	Quasar Telecom (2004) Ltd. ("Quasar Telecom"), which is inactive.

In the U.S.:

(1)	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segments;

(2)
BOS - Supply Chain Solutions (Lynk) Inc., a Delaware Corporation ("Lynk"), and its subsidiaries BOS-Supply Chain Solutions Inc. (Summit) Ltd. ("Summit"), Pacific Information Systems, Inc. ("PacInfo"), a Delaware corporation and PacInfo's subsidiary and Dean Tech Technologies Associates, LLC., a Texan corporation, both of which are no longer active. On November 23, 2010 the Company announced that its two U.S. subsidiaries that are part of its Supply Chain division, Lynk and its subsidiary Summit, have filed with the US Bankruptcy Court a Chapter 7 petition.

(3)	BOS Delaware Inc., a Delaware corporation, which ceased operations in 2002.

In Europe:

BOS-Dimex has a UK subsidiary, Better On-Line Solutions Ltd., Since 2002, this company and its subsidiary, Better On-Line Solutions S.A.S incorporated in France, are not active.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-       GENERAL (Cont.)

In addition, the Company holds shares in Surf Communication Systems Ltd. ("Surf"). Surf is a developer and global supplier of universal access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries. As of December 31, 2010, the Company holds 6.2% of the outstanding shares of Surf (see Note 2g).

On February 26, 2010, the Company sold all of its holdings in NWB to P&S Spirit LLC (see Note 2g).

d.	Business combination:

Acquisition of BOS-Dimex:

In March 2008, BOScom Ltd. (now BOS-Dimex) and its subsidiary, Dimex Hagalil Projects (2008) Ltd., purchased the assets and activities of Dimex Systems (1988) Ltd., an Israeli private company and of its subsidiary, Dimex Hagalil Ltd. Dimex is an integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and barcode technology. The consideration was NIS 44.6 million (approximately $ 12,426). The consideration is comprised of cash, payable over a 24-month period and of 100,045 BOS shares.

The Company's consolidated financial statements reflect the purchase price determined as follows:

March 1, 2008

Cash consideration	$4,253
Issuance of BOS shares (1)	1,053
Deferred payment (include transaction costs of $ 181)	7,120

Total purchase price	$12,426

(1)
The value of the Ordinary shares issued was determined based on the average market price of the Company's Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

 The Company has allocated the total purchase price as follows:

Allocation of purchase price	BOS-Dimex	Estimated useful life

Cash	$11
Tangible assets	7,326
Customer list (1)	462	6 years
Brand name (2)	704	8 years
Backlog (3)	29
Deferred tax liability	(305)
Goodwill	4,199

Total purchase price	$12,426

(1)	Customer list - the Company's allocation of purchase price to the acquired customer list was performed by calculating cash flow benefits based on the income approach.
(2)	Brand name - the Company's allocation of purchase price to the acquired brand name by calculating cash flow benefits based on relief from the royalties approach.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-       GENERAL (Cont.)

(3)	Backlog - the economic value of the backlog is calculated by deducting the relative expenses which will be accrued to sales equal to the backlog.

The acquisitions have been treated using the purchase method of accounting in accordance with FAS 141 (prior to adoption of ASC 805). The purchase price has been allocated to the assets acquired based on their estimated fair value at the date of acquisition. The results of operations of BOS-Dimex are included in the consolidated statements of operations as of the acquisition date.

The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

The results of operations of BOS-Dimex have been included in the Company's consolidated statements of operations since the completion of the acquisition on March 1, 2008. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of BOS-Dimex occurred on January 1, 2008:

Year Ended December 31, 2008
(Unaudited)
Revenues	$52,924
Net loss	$(6,300)
Net loss per share - basic and diluted	$(0.50)

The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition taken place at January 1, 2008, or of the results that may occur in the future.

e.	Discontinued operations:

The results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operations, have been reclassified in the accompanying statements of operations as discontinued operations.

1.       In February 2009, the Company sold its OptimizeIT product and related Intellectual Property (following the Company's decision in December 2008 to cease the operation of this product line) in consideration for $ 70 plus contingent royalties amounting to 7.5% of future revenues until the earlier of: (i) payment of $1,500 or (ii) the lapse of forty-two months from February 2009. As of December 31, 2010, no income from royalties was recorded.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-       GENERAL (Cont.)

Summarized selected financial information and cash flows of the discontinued operations are as follows:

Year ended December 31,
2008

Revenues	$61
Cost of revenues	-

61
Operating expenses:
Research and development	153
Sales and marketing	168

Total operating expenses	321

Operating loss	(260)

Net loss	$(260)

The results of operations, including revenues, cost of revenues, operating expenses and other income and expenses of the discontinued product line operations for 2008, have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operations due to utilization of losses from previous years, for which a valuation allowance was provided.

2.
On November 23, 2010 the Company announced that its two U.S. subsidiaries that are part of its Supply Chain division, Lynk and its subsidiary Summit, have filed with the US Bankruptcy Court a Chapter 7 petition.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Summarized selected financial information and cash flows of the discontinued operations are as follows:

	December 31,
	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$-	$33
Trade receivables	-	1,433
Other accounts receivable and prepaid expenses	-	129
Inventories	-	3,608

Total current assets	-	5,203

PROPERTY, PLANT AND EQUIPMENT, NET	-	57

OTHER INTANGIBLE ASSETS, NET	-	163

Total Assets	$-	$5,423

	December 31,
	2010	2009

LIABILITIES

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$-	$3,804
Trade payables	-	1,191
Employees and payroll accruals	-	7
Accrued expenses and other liabilities	-	180

Total current liabilities	-	5,182

LONG-TERM LIABILITIES:
Deferred taxes and income tax accruals	-	47

Total long-term liabilities	-	47

COMMITMENTS AND CONTINGENT LIABILITIES

Total liabilities	$-	$5,229

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-       GENERAL (Cont.)

	Year ended December 31,
	2010	2009	2008

Revenues	$8,338	$8,615	$17,018
Cost of revenues	6,990	7,704	13,853

Gross profit	1,348	911	3,165

Impairment of goodwill	-	835	1,305
Total operating costs and expenses	1,487	2,705	3,625

Operating loss	(139)	(2,629)	(1,444)
Financial expenses, net	(213)	(232)	(205)
Other expenses, net (*)	(496)	-	-

Loss before taxes on income	(848)	(2,861)	(1,649)
Tax benefit (taxes on income)	42	(214)	162

Net loss	$(806)	$(3,075)	$(1,487)

(*) Other expenses includes $554 related to the write off of net assets and liabilities related to discontinued operations.

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets, revenue recognition, tax assets and tax positions, legal contingencies, stock-based compensation costs, and assumptions utilized in troubled debt restructuring. Actual results could differ from those estimates.

b.
Financial statements in U.S. dollars:

A substantial portion of the Company's revenues is generated in U.S. dollar ("dollars"). In addition, most of the Company's costs are incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of a certain subsidiary, whose functional currency is other than the dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

c.
Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company have been eliminated upon consolidation.

d.	Cash equivalents: Cash equivalents are short-term highly liquid investments that are readily convertible to cash purchased with original maturities of less than three months.

e.
Inventories:

Inventories are valued at the lower of cost or market value. Cost is determined using the moving average cost method.

Inventory write-offs and write-downs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2010 and 2009, inventory is presented net of $ 1,494 and $ 1,458, respectively, for technological obsolescence and slow- moving items (see also Note 5).

f.
Grants and royalty-bearing grants:

Grants and royalty-bearing grants from the Chief Scientist of the Ministry of Industry and Trade in Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and are presented as a deduction of research and development costs.

There were no grants in 2010, 2009 and 2008.

g.	Investment in other companies:

1.
Investment in NWB and QMX:

The Company accounts for its holdings in NWB shares as available for sale in accordance with ASC 320, Investments - Debt And Equity Securities ("ASC 320"). Unrealized gains and losses, net of the related tax effect are included in other comprehensive loss. Till the consummation of a merger of Qualmax with and into NWB in January 2009 the investment in Qualmax, which was traded in the Pink Sheet, was presented at cost according to ASC 325-20, Cost Method Investments ("ASC 325-20") due to no trading volume in share. Management evaluates investments in other companies for evidence of other than temporary declines in value.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following the consummation of the merger of Qualmax and NWB, holdings in Qualmax were converted into shares of NWB.

The Company recognizes an impairment charge when a decline in the fair value of its marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company's intent and ability to hold the marketable securities for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its marketable securities, impairment is determined to be other than- temporary, then an impairment loss should be recognized equal to the difference between the marketable securities' carrying amount and its fair value. Accordingly, during 2010, 2009 and 2008, an impairment loss, due to other-than-temporary decline in fair value, of $ 0, $ 304 and $ 744, respectively, has been recorded and presented in other expenses, net in the consolidated statements of operations.

During 2008, the Company sold 6.6 million shares of NWB for a total consideration of $ 165 and recorded a gain of $8.

On February 26, 2010, the Company sold all of its holdings in NWB to P&S Spirit LLC.. and recorded a capital loss of $7.  The Company sold 61,441,827 shares of common stock of NWB (the "Shares") and 1,430,178 warrants to purchase common stock of NWB at an exercise price of $ 0.2098 per share expiring on December 31, 2010 (the "Warrants"). The consideration for the Shares and Warrants was $ 300 of which $ 150 was paid in March 2010 and the remaining $ 150 plus annual interest of 4% shall be paid in twelve monthly installments commencing March 2011. The Shares and Warrants were delivered to an escrow agent which will release the shares to the Buyer upon full payment of the Remaining Debt.

2.
Investment in Surf:

The Company's holding in Surf (a private company) as of December 31, 2010 is 6.2% of Surf's issued and outstanding shares. The Company's investment in Surf is accounted for based on the cost accounting method. During 2010, 2009 and 2008, an impairment loss, due to other-than- temporary decline in fair value, of $ 111, $ 53 and $712, respectively, has been recorded and presented in other expenses, net in the consolidated statements of operations.

The Company's investment in Surf is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with ASC 325-20.

h.
Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight line method over the estimated useful lives of the assets, at the following annual rates:

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	%

Computers and software	20 - 33	(mainly 33%)
Office furniture and equipment	6 - 15	(mainly 10%)
Leasehold improvements	10	(over the shorter of the period of the lease or the life of the assets)
Motor vehicles	15
Plant	4

i.
Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Asset, whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value of the assets. During 2010, 2009 and 2008, no impairment losses have been identified.

j.
Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired.

Testing Methodology:

The Company performs its annual impairment analysis of goodwill as of December 31 of each year, or more often if there are indicators of impairment present. The provisions of ASC 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

The Company determines the fair value of each reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit’s fair value. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company corroborates the fair values using the Market Approach. The Company evaluates the reasonableness of the estimated fair value of its reporting units by reconciling to its market capitalization. This reconciliation allows the Company to consider market expectations in corroborating the reasonableness of the fair value of its reporting units. In addition, the Company compares its market capitalization, including an estimated control premium that an investor would need to pay for a controlling interest in the Company, to the fair value of the Company based on a third-party valuation study. The determination of a control premium requires the use of judgment and is based primarily on comparable industry and deal-size transactions, related synergies and other benefits. The Company’s reconciliation of the gap between its market capitalization and the aggregate fair value of the Company depends on various factors, some of which are qualitative and involve management judgment, including stable relatively high backlog coverage and experience in meeting operating cash flow targets.

The reporting units of the Company for purposes of the impairment test are: the Company's RFID and Mobile operating segments, and the Supply Chain segment, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components.

Testing Results:
During 2009 and 2008 impairment losses in the amount of $ 383 and $ 568, respectively were recorded and attributed to the supply chain reporting unit. During 2010, no impairment losses have been identified.

k.	Research and development costs:

ASC 985, Software, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general releases are insignificant.

l.	Severance pay:

The Company's liability for severance pay for Israeli resident employees is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its Israeli resident employees is covered by insurance policies designed solely for distributing severance pay. The value of these policies is not under the Company's control, thus neither an asset nor a liability were recorded regarding these policies.

The Company has one main deposit fund. The value of the deposited funds includes profit, and is recorded as an asset in the Company's balance sheet.

The Company's payroll includes employees regarding whom its liability for severance pay is calculated pursuant to article 14 of Israel's Severance Pay Law. The Company currently deposits the corresponding amounts to the relevant pension funds. As a result, the Company is released from the fulfillment of the obligation pursuant to Israel's Severance Pay Law. The aforementioned deposited amounts are not reflected on the financial statements due to the fact that they are not under the Company's control.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance expenses for 2010, 2009 and 2008 amounted to 137, $ 263 and $ 723, respectively.

m.	Revenue recognition:

The Company sells its products through direct sales.

The Company derives its revenues from the sale of products, license fees for its products, commissions, support and services.

Revenues from product sales, related to both the Supply Chain and RFID and Mobile segments, are recognized in accordance with SAB 104, Revenue Recognition ("ASC 605") when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

Most of the Company's revenues are generated from sales of its products directly to end-users. Other than pricing terms which may differ due to the volume of purchases between end-users, there are no material differences in the terms and arrangements among end-users.

Revenue from license fees, related to the RFID and Mobile segment, is recognized in accordance with ASC No. 985-605, Software Revenue Recognition, when persuasive evidence of an agreement exists, delivery has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectability is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

Revenues from maintenance and support services are recognized ratably over the period of the support contract. The fair value of the support contract is determined based on the price charged when it is sold separately or renewed.

With regard to software arrangements involving multiple elements such as software product and maintenance and support, revenue should be allocated to each element based on the relative fair value of the elements.  However, with respect to certain transactions, including multiple elements, revenue can be recognized under the "residual method" when vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements and VSOE does not exist for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in ASC 985, Revenue Recognition - Software" ("ASC 985") have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately.

In the case of arrangements which require significant customization of the Company's RFID software to customer-specific specifications, the Company follows the guidance in ASC 605-35, ("ASC 605-35"), whereby the Company applies the completed contract method since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion. Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.
Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. During the years ended December 31, 2008 and 2007, the Company had no unrecognized tax positions. During the year ended December 31, 2010 and 2009 the Company recorded an amount of $ 67 and $ 421, respectively in regard to uncertain tax position.

o.
Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, other accounts receivable and marketable securities.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, America, the Far East  and Europe. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

p.
Derivative financial instruments:

The Company’s Derivatives are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133 and SFAS161). Those derivatives consist primarily of forward contracts the Company uses to hedge the Company’s exposures to currencies other than the U.S. dollar. The Company recognized derivative instruments as either assets or liabilities and measures those instruments at fair value. Since the derivative instruments that the Company holds do not meet the definition of hedging instruments under ASC 815, the Company recognizes changes in the fair values in its statement of income in financial income, net, in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities.

The notional principal of foreign exchange contracts to purchase U.S. dollars with foreign currencies was $ 1,500 at December 31, 2010. The Company recorded the fair value of derivative asset in the amount of $ 63 in other accounts receivable and prepaid expenses.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.
Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are calculated based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, Earning Per Share.

The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-dilutive effect, was 1,442,339, 1,333,370 and 802,662 for the years ended December 31, 2010, 2009 and 2008, respectively.

r.
Accounting for share-based compensation:

The Company accounts for equity-based compensation in accordance with ASC 718, Stock Compensation ("ASC 718") which requires the recognition of compensation expenses based on estimated fair values for all equity-based awards made to employees and nonemployees and directors.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The Company considers many factors when estimating forfeitures, including employee class and historical experience.

The Company estimates the fair value of stock options granted using the Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option term. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 and extended by SAB 110 as the average of the vesting period and the contractual term. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2009 and 2008 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,
	2009	2008

Risk-free interest	1.45%	1.52%
Dividend yields	0%	0%
Volatility	77%	37%
Expected option term	3.46 years	3.43 years
Forfeiture rate	15%	10%

No options were granted during 2010.

During 2010, 2009 and 2008, the Company recognized stock-based compensation expense related to employee and director stock options as follows:

	Year ended December 31,
	2010	2009	2008

Selling and marketing	$39	$377	$169
General and administrative	178	252	412

Total stock-based compensation expense	$217	$629	$581

The Company applies ASC 718 and ASC 505-50 for equity instruments that are issued to other than employees for acquiring, or in conjunction with, selling, goods or services.

s.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, short term loans and trade payables approximate their fair value due to the short-term maturities of such instruments. The carrying amounts of long-term loans and convertible notes approximate their fair value.

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities and foreign currency forward contracts (See Note 4).

Effective January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosures ("ASC 820"). ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 3 -                  Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

t.	Reclassification: Certain 2009 figures have been reclassified to conform to the 2010 presentation. The reclassification had no effect on previously reported net income or shareholders' equity.

u.
Impact of recently issued accounting pronouncements:

In January 2010, the FASB issued Accounting Standards Update “ASU” No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires disclosures about inputs and valuation techniques used to measure fair value, as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3) beginning in the first quarter of 2011. The adoption of the effective portions of this ASU did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows. The Company does not anticipate that the adoption of the remaining portions of this ASU will have a material impact on its consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13") and ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) ("ASU 2009-14").

•
ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method.

•
ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-       OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2009

Government authorities	$213	$248
Advances to suppliers	536	226
Prepaid expenses	57	130
Deferred expenses attributed to software projects	146	294
Receivable in respect of investment sale	127	-
Derivative asset	63	-
Other	41	16

	$1,183	$914

NOTE 4:-       FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with ASC 820, derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of derivatives which were classified within Level 2 and amounted to $63 and ($4) as of December 31, 2010 and 2009, respectively.

As of December 31, 2010, the Company's investment in Surf (a cost method investee) was measured at fair value of $107, on a nonrecurring basis, due to other than temporary impairment of $111. The fair value was determined based on the price set at a new equity financing round raised by the investee in 2010 and was classified as Level 2 in the ASC 820 hierarchy (i.e., quoted price of identical asset in a non-active market).

NOTE 5:-       INVENTORIES

	December 31,
	2010	2009

Raw materials	$135	$110
Finished goods	4,990	5,058

	$5,125	$5,168

The inventories are presented net of write-offs for technological obsolescence and slow-moving items of $ 1,494 and $ 1,458, as of December 31, 2010 and 2009, respectively.

NOTE 6:-       INVESTMENT IN OTHER COMPANIES

The Company's investments in companies comprise of:

	December 31,
	2010	2009

Under long-term assets : Surf Communication Systems Ltd. (see Note 2g)	$107	$218
Under current assets :New World Brands Inc. ("NWB") (see Note 2g)	-	361

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-       PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2010	2009
Cost:
Computers and software	$2,197	$2,037
Office furniture and equipment	1,027	913
Leasehold improvements and plant	1,417	1,357
Motor Vehicles	205	196

	4,846	4,503
Accumulated depreciation:
Computers and software	2,024	1,821
Office furniture and equipment	594	504
Leasehold improvements and plant	930	821
Motor vehicles	163	136

	3,711	3,282

Depreciated cost	$1,135	$1,221

Depreciation expenses amounted to $ 241, $ 199 and $ 195 for the years ended December 31, 2010, 2009and 2008, respectively.

NOTE 8:-       OTHER INTANGIBLE ASSETS, NET

	December 31,
	2010	2009
Cost:
Backlog	$29	$27
Technology	226	226
Brand name	722	679
Customer list	2,483	2,455

	3,460	3,387
Accumulated amortization:
Backlog	29	27
Technology	226	226
Brand name	259	158
Customer list	1,434	1,140

	1,948	1,551

Amortized cost	$1,512	$1,836

Amortization expenses amounted to $ 369, $ 397 and $ 392 for the years ended December 31, 2010, 2009 and 2008, respectively.

Estimated amortization expenses for the years ended:

December 31,

2011	$376
2012	376
2013	376
2014	351
2015	33

$1,512

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-       GOODWILL

Goodwill attributed to operating segments for the years ended December 31, 2010 and 2009 is as follows:

	RFID and Mobile Solutions	Supply Chain Solutions	Total

Balance as of January 1, 2009	4,143	383	4,526

Impairment	-	(383)	(383)

Foreign currency translation adjustments	29	-	29

Balance as of December 31, 2009	$4,172	$-	$4,172

Foreign currency translation adjustments	266	-	266

Balance as of December 31, 2010	$4,438	$-	$4,438

In accordance with ASC 320, Goodwill and Other Intangible Assets, goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company's reporting unit level by comparing the carrying amount, including goodwill, to the fair value. In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections. If the carrying amount of the Company exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

The Company performed its annual impairment test on December 31, 2008 and recorded an impairment charge of $568 that relates to the Supply chain solutions reporting unit.

During the second quarter of 2009, the Company performed an impairment test as a result of the overall global economic conditions and determined that goodwill related to the Supply Chain Solutions segment was fully impaired.

The annual goodwill impairment tests for the RFID and Mobile segment performed on December 31, 2009 and December 31, 2010 did not result in any impairment charges.

NOTE 10:-     SHORT-TERM BANK LOANS AND CURRENT MATURITIES

	Weighted interest rate as of December 31, 2010	December 31,
Loan currency	%	2010	2009

NIS	5.95	$5,473	$4,564
	$3.37	1,804	2,906

		7,277	7,470
Current maturities	5.54	501	513

		$7,778	$7,983

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-     SHORT-TERM BANK LOANS (Cont.)

The repayment of the Company's bank debt (to Bank Leumi) is secured by a first priority floating charge on all of the Company's assets, and by a first priority fixed charge on all of the Company's issued and unpaid share capital, its goodwill and its shares of the subsidiaries. The loan terms  restrict substantial asset sales, cash dividends, and certain inter-company and shareholders payments. In addition, the Company and its subsidiaries entered into a series of inter-company guarantees in favor of the bank.

The Bank Leumi loan agreements contain various financial covenants which require that the Company maintain certain financial ratios related to shareholders' equity,  EBITDA and operating results. On February 8, 2010, the Company and its Israeli subsidiaries executed revised loan documents governing their credit line from Bank Leumi, in which they  undertook revised covenants. As of December 31, 2010 the Company has met the bank covenants for 2010.

NOTE 11:-     ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2010	2009

Government authorities	$514	$454
Professional services	145	171
Liability to BOS-Dimex sellers (see Note 13)	301	128
Other	80	198

	$1,040	$951

NOTE 12:-     LONG-TERM BANK LOANS, NET OF CURRENT MATURITIES

a.	Classified by linkage terms and interest rates, the total amount of the loans is as follows:

	Weighted interest rate as of December 31, 2010	December 31,
Loan currency	%	2010	2009

NIS	5.54 (Prime plus 0 – 2.1)	$895	$1,329

		895	1,329
Less - current maturities	5.54	501	513

		$394	$816

The repayment of the Company's bank debt is secured by a first priority floating charge on all of the Company's assets, present and future as they may be changing from time to time, and by a first priority fixed charge on all of the Company's issued and unpaid share capital, its goodwill and its shares of the subsidiaries. In addition, the Company and its subsidiaries entered into a series of inter company-guarantees in favor of the bank.

The Company's loan agreements also contain various covenants which require that the Company maintain certain financial ratios related to shareholders' equity and operating results. As of December 31, 2010 the Company has met the bank covenants for 2010.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-     LONG-TERM BANK LOANS (Cont.)

b.	The loans mature in the following years subsequent to the balance sheet dates:

2011 (Current maturities)	$501
2012	394

$895

NOTE 13:-     CONVERTIBLE NOTE

On August 20, 2009, the Company closed a $ 2,400 Convertible Loan Financing (“Convertible Loan Financing”) with several lenders including Catalyst Private Equity Partners (Israel) II L.P., Telegraph Hill Capital Fund I, LLC, certain existing shareholders and members of its management. The financing proceeds shall be used mainly for working capital. The financing consists of loans with a term of three years that bear interest at a rate equal to 8% per annum, compounded annually. The Company shall repay the loan principal amount and the accrued interest in one payment at the end of the term, unless converted earlier into Ordinary shares at the discretion of the lender. Each lender shall be entitled to demand the immediate repayment in cash of its respective portion of the Convertible loan amount, upon the occurrence of events of Default, as stipulated in the Convertible loans agreement. In case of a Default, the Company undertook to pay the lenders the entire Convertible loans amounts due to them and any accrued interest. The loan conversion rate is $ 3.25 per Ordinary share. The Company granted the lenders warrants to purchase 100% of the number of ordinary shares into which the loan is convertible. The warrants are exercisable, in whole or in part, from 18 months to 36 months from grant, at an exercise price per Ordinary share of $ 2.75. The fair values of the warrants were calculated based on the Black-Scholes option pricing model, amounted to approximately $ 646 and are recorded as a component of shareholders' equity. In addition, the lenders received certain registration rights (on the Company's best effort). A total of $ 675,000 of the loan was extended to the Company by conversion into the debt financing of a payment otherwise due to Dimex Systems by April 2010, pursuant to the Asset Purchase Agreement the Company had entered into with Dimex Systems. In November 2009, as part of a separation agreement between the Company and Shalom Daskal, the Company repaid to Mr. Daskal $50 of convertible loan he had previously extended to it.

In connection with the above convertible loan financing, the Company accumulated in 2009 and 2010 deferred charges in the amount of $150 and $ 172, respectively, which were recorded in long-term assets and which will be amortized over the period of the convertible note.

In March 2009, the Company entered into an amendment to the Dimex Systems Asset Purchase Agreement ("the 2009 restructuring")(see Note 1d) whereby it has revised the schedule of remaining payments of NIS 10 then still owed by the Company to Dimex Systems. The amendment to the agreement provided for a NIS 3.5 million payment in March 2009, NIS 4 million to be paid in 6 equal monthly installments each, starting on January 15, 2010, and the remaining approximately NIS 2.5 million (equivalent to $675) was converted into convertible note as part of the aforementioned convertible note.

On February 4, 2010, the Company entered into an additional amendment to the Dimex Systems Asset Purchase Agreement of January 2008 ("the 2010 restructuring")(see Note 1d), whereby it has revised the schedule of remaining payments of NIS 4 million then still owed by the Company to Dimex Systems. The amendment to the agreement provided for: (1) Payment of NIS 300 in February 2010 (2) NIS 3.1 million to be paid in equal monthly installments commencing July 2010 through December 2013 (including a five months grace period) which bears 8% interest per annum (3) Warrants to purchase 69,096 of the Company's ordinary shares which are exercisable, in whole or in part, through December 2013 at an exercise price per Ordinary share of $ 3.25 on or before August 3, 2011 and thereafter the exercise price shall be increased to $4.00 per Ordinary Share (4) NIS 600 (equivalent to $161) converted into long-term convertible note with identical terms to the aforementioned convertible note issued in August 2009.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-     LONG-TERM CONVERTIBLE NOTE (Cont.)

The Company has accounted for the restructured debts to Dimex Systems under the criteria of ASC 470-60, "Troubled Debt Restructurings by Debtors".

The new effective borrowing rate of the 2010 restructured debt is lower than the effective borrowing rate of the old debt immediately prior to the 2010 restructuring and immediately prior to the 2009 restructuring.

Therefore, the Company concluded that the creditor has granted a concession and the restructuring of the debt is within the scope of ASC 470-60. As of the dates of the 2009 and 2010 restructuring, the Company calculated the effective borrowing rate on the debt (the new effective borrowing rate is the discount rate that equates the present value of the future cash payments specified by the new terms of the restructured debt, with the carrying amount of the payable and includes the fair value of the warrants granted in conjunction with the aforementioned restructurings). The new effective interest rate as of the 2010 restructurings date and as of December 31, 2010 was an annual rate of 11%.

NOTE 14:-     COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

a)
Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants are received. No grants were received during the years 2008 through 2010.

As of December 31, 2010, the Company has an outstanding contingent obligation to pay royalties, including interest, in the amount of approximately $ 3,498, in respect of these grants. Expenses in the amount of $3 were incurred on such royalties during 2010. No expenses were incurred on such royalties during 2009 and 2008.

b)
The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest. No grants were received during the years 2008 through 2010.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2010, the Company has an outstanding contingent obligation to pay royalties including interest of $ 95 with respect to these grants. No expenses incurred on such royalties during 2010 and 2009. Expenses in the amount of $6 were incurred on such royalties in 2008.

2.	The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2012. Minimum future rental payments for 2011, 2012 and 2013 are $ 112, $ 4 and $ 0, respectively.

The Company's motor vehicles are rented under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2013. The maximum breach of contract fees may amount to $ 47.

Lease expenses for the facilities occupied by the Company and the Company's motor vehicles in 2010, 2009 and 2008 amounted to $ 563, $ 566 and $ 644, respectively.

3.
Litigation

In April 2006, BOSâNOVA EURL, a French company and former distributor of the Company, served the Company with a claim filed with the French Trade Tribunal alleging breach of exclusive distributor rights in France and asserting ownership to certain intellectual property rights in the Company’s products. The plaintiff sought an amount of approximately 3.3 million Euros and additional remedies. In June 29, 2008, the parties entered into a settlement agreement, pursuant to which they waived their respective claims against each other and terminated the court proceedings they had initiated on the basis of these claims. In connection with such settlement, the Company paid BOSâNOVA an amount of $20 and offered it a rebate of $40 on future purchases.

In January 2008, a former employee of the Company, filed a claim against the Company in the Labor Court in Tel Aviv, for severance payments in the amount of NIS 306 thousand (approximately $ 80). The plaintiff also demanded compensation for delay in payment of the said severance pay of NIS 207 thousand (approximately $ 54). Pursuant to the Court's judgment issued on January 2010 the Company paid only the severance payments plus interest.

On November 2008, Blockshtil Ltd. filed a claim in the Petach-Tikva Magistrate Court alleging breach of contract by  the Company and seeking damages in the amount of NIS 149 thousand (approximately $ 42 Additional hearing was scheduled to March 31, 2011.The Company's financial statements include a provision in this respect.

NOTE 15:-     SHAREHOLDERS' EQUITY

On January 12, 2010, the Company announced that the reverse share split which was approved in the general shareholders’ meeting on December 23, 2009, has become effective prior to the opening of the market on January 12, 2010. Pursuant to the reverse split, each 5 ordinary shares, NIS 4.00 nominal value per share, was converted into one ordinary share, NIS 20.00 nominal value per share. No fractional shares were issued as a result of the reverse split. Instead, all fractional shares were rounded up to the next higher whole number of shares. All share and per share data in this report are reported after the effect of the 1 for 5 reverse split.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-    SHAREHOLDERS' EQUITY (Cont.)

On December 23, 2009, the Company's authorized  share capital increased from NIS 140,000,000, divided into 7,000,000 Ordinary shares of NIS 20.00 nominal value each  to NIS 200,000,000 divided into 10,000,000 ordinary shares of NIS 20.00 nominal value each.

a.         Private placements:

In March 2008, BOS-Dimex purchased the assets and activities of Dimex Systems (1988) Ltd., an Israeli private company and Dimex Hagalil Projects (2008) Ltd. purchased the assets and activities of Dimex Hagalil Ltd., a subsidiary of Dimex Systems Ltd. As part of the consideration for such acquisition the Company issued 100,045 shares. In addition, portion of the acquisition expenses were paid by issuance of 22,000 shares.

On July 9, 2008, the Company entered into a definitive private placement agreement with three foreign investors. The agreement was for the issuance of an aggregate of 148,148 Ordinary shares at a price per share of $ 6.75 or $ 1,000 in total. In addition, the Company issued to the investors 74,074 warrants. The exercise price of the warrants is $ 8.00 per Ordinary share, and there are exercisable for two years from their date of issuance.

On August 25, 2008, the Company entered into a definitive private placement agreement with an Australian investor. The agreement was for the issuance of an aggregate of 163,266 Ordinary shares at a price per share of $ 6.125 or $ 1,000 in total. In addition, the Company issued to the investor 81,633 warrants. The exercise price of the warrants is $ 7.375 per Ordinary share, and they are exercisable for two years from their date of issuance.

On October 5, 2010 the Company entered into a definitive private placement agreement with Telegraph Hill Capital Fund I, LLC ("THCAP") for the issuance of an aggregate of 96,362 Ordinary Shares at a price per share of $3.11, or approximately $300 in total. In addition, the Company announced that Mr. Luis Gutierrez Roy, managing partner in THCAP was appointed to its Board of Directors.

The Company's outstanding warrants to shareholders as of December 31, 2010 are as follows:

Outstanding and exercisable warrants	Weighted average exercise	Weighted average
as of	price of	remaining
December 31,	outstanding	contractual
2010	warrants	life (years)

108,363	$13.80	1.00

b.
Stock option plans:

In May 2003, the Company's shareholders approved the adoption of the 2003 Israeli Stock Option Plan ("the Plan"), pursuant to which 125,000 Ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. Subsequently, the shareholders approved increases of the shares reserved for issuance under the Plan, initially to 200,000, and thereafter to 300,000, to 520,000 and in May 14, 2009 to 830,000. Any option which is canceled or forfeited before expiration will become available for future grants.

As of December 31, 2010 an aggregate of 234,378 of these options are still available for future grants. Each option granted under the Plan expires between 3-10 years from the date of the grant. The options vest gradually over a period of up to four years.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-     SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's employees and directors stock option activity and related information for the year ended December 31, 2010, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2010	617,047	$7.10	3.79	$95
Changes during the year:
Granted	-	$-
Exercised	(37,996)	$0.00
Forfeited or cancelled	(104,460)	$7.25

Outstanding at December 31, 2010	474,591	$7.69	3.26	$140

Vested and expected to vest	447,199	$7.69	3.26	$140
Exercisable at December 31,2010	352,079	$7.82	2.97	$140

The weighted-average grant-date fair value of options granted during the years ended December 31 2009 and 2008 was $ 1.70 and $ 1.90, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's Ordinary shares on December 31, 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010.

Total aggregate intrinsic value of options exercised for the years ended December 31, 2010, 2009 and 2008 was $ 62, $25 and $ 20, respectively. The aggregated intrinsic value of options outstanding for the years ended December 31, 2010 and 2009 was $ 389 and $ 546, respectively (the difference between the fair market value of the Company's Ordinary shares on grant date and the exercise price, multiplied by the number of in-the-money options). As of December 31, 2010, there was $ 132 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 12 months.

No cash was received from exercise of options for the years ended December 31, 2010, 2009 and 2008.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-     SHAREHOLDERS' EQUITY (Cont.)

The options granted to employees and director outstanding as of December 31, 2010 have been separated into ranges of exercise prices, as follows:

	Options	Weighted	Options	Weighted average
	outstanding	average	exercisable	remaining
	as of	remaining	as of	contractual
exercise	December 31,	contractual	December 31,	life of options
price	2010	life (years)	2010	exercisable (years)

$0	84,717	3.04	84,717	3.04
$2.48	1,500	3.14	500	3.14
$2.75	2,462	1.56	-	-
$3.05	6,000	2.88	3,000	2.88
$3.49	1,500	2.88	1,000	2.88
$5.00	91,260	3.13	23,940	3.25
$5.22	1,500	2.39	1,000	2.39
$5.64	50,000	2.88	50,000	2.88
$7.33	1,500	2.34	1,000	2.34
$7.50	1,500	2.50	1,000	2.50
$8.40	20,000	7.24	10,000	7.24
$8.57	1,500	2.34	1,000	2.34
$11.93	80,000	3.75	60,000	3.25
$12.60	64,920	6.30	48,690	6.30
$12.85	1,500	1.61	1,500	1.61
$13.40	56,132	0.88	56,132	0.88
$13.48	3,000	0.39	3,000	0.39
$15.00	5,600	4.07	5,600	4.07

	474,591	3.26	352,079	2.97

c.
Warrants issued to service providers and debt providers:

The Company accounts for these options in accordance with the provisions of ASC 505-50, "Equity-Based Payments to Non-Employees”. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions. No warrants were granted to service providers during the years 2008. During the years 2009 and 2010 the Company granted warrants to several service providers (see Note 13).

The compensation expenses that have been recorded in the consolidated financial statements regarding these warrants for the years ended December 31, 2010, 2009 were $ 0, and $ 20, respectively.

The Company's outstanding warrants to service and debt providers as of December 31, 2010 are as follows:

	Warrants	Weighted	Warrants	Weighted average
	outstanding	average	exercisable	remaining
	as of	remaining	as of	contractual
exercise	December 31,	contractual	December 31,	life of warrants
price	2010	life (years)	2010	exercisable (years)

$0.00	1,320	3.00	1,320	3.00
$2.50	20,000	5.59	13,333	5.59
$2.75	784,581	1.59	-	-
$3.72	69,096	3.10	69,096	3.10
$5.00	13,200	3.00	13,200	3.00
$11.50	2,000	0.00	2,000	0.00
$20.20	45,481	1.10	45,481	1.10
$26.50	9,741	2.63	9,741	2.63

	945,419	1.79	154,171	2.77

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-     TAXES ON INCOME

a.
Reduction in corporate tax rate:

The rate of the Israeli corporate tax is as follows: 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 - 25%. Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

b.
Loss carry forward:

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2010, in the amount of approximately $ 30,311. These losses may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses which may be carried forward under certain limitations.

c.
Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2010	2009
Assets in respect of:

Allowances and provisions	188	97
Net operating loss carry forward (1)	6,625	7,304

	6,813	7,401

Valuation allowance (2)	(6,461)	(6,980)

	352	421
Liabilities in respect of intangible assets	(352)	(421)

Net deferred tax assets (liability)	$-	$-

(1)	See Note 16b.

(2)
The Company has provided valuation allowances in 2010 on deferred tax assets resulting from tax loss carry forward and other reserves and allowances due to their history of operating losses and current uncertainty concerning the ability to realize these deferred tax assets in the future.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-     TAXES ON INCOME (Cont.)

d.	Tax benefit (taxes on income) is comprised as follows:

	Year ended December 31,
	2010	2009	2008

Current	$(2)	$(6)	$22
Prior years	(3)	-	(4)
Deferred	-	(323)	223

	$(5)	$(329)	$241

Domestic	$(73)	$(323)	$246
Foreign	68	(6)	(5)

	$(5)	$(329)	$241

e.	Profit (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2010	2009	2008

Domestic	$228	$(5,697)	$(4,894)
Foreign	(52)	-	-

	$176	$(5,697)	$(4,894)

f.
Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

g.
Tax assessments:

BOS, BOS Odem, BOS-Dimex and Quasar have final assessments through 2005. Dimex Hagalil was incorporated in 2008, and therefore, does not have any final assessments.

Ruby-Tech Inc., a U.S. subsidiary, has final assessments through 2005.

h.
In accordance with the Company's accounting policy, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company's consolidated statements of operations.

The Company and its subsidiaries file income tax returns in the U.S. and Israel jurisdiction. BOS, BOS-Dimex, BOS-Odem and Quasar may be subject to auditing by the Israel tax authorities for fiscal years 2006 and after. Dimex Hagalil may be subject to auditing by the Israel tax authorities for fiscal years 2008 and thereafter. Ruby-Tech Inc. ,a U.S. subsidiary, may be subject to auditing by the U.S. Internal Revenue Service ("IRS") for fiscal years 2006 and thereafter.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-     TAXES ON INCOME (Cont.)

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. The final tax outcome of the Company's tax audits could be different from that which is reflected in the Company's income tax provisions and accruals. Such differences could have a material effect on the Company's income tax provision and net loss in the period in which such determination is made.

                 f.         Uncertain tax positions
	December 31,
	2010	2009

Uncertain tax positions, beginning of year	$354	$-
Increases in tax positions for prior years	-	354
Decreases in tax positions for prior years	(17)	-
Increases in tax positions for current year	58	-

Uncertain tax positions, end of year	$395	$354

The Company recognizes interest accrued that is related to unrecognized tax benefits and penalties in taxes on income. During the years ended December 31, 2010, and 2009, the Company recognized approximately $ 26 and $ 67, respectively, in interest and penalties. The Company had approximately $ 93 and $ 67 accrued for the payment of interest and penalties at December 31, 2010 and 2009, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-     SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a. Financial expenses, net:			Year ended December 31,
			2010	2009	2008
	Financial income:
	Interest on bank deposits and marketable securities		$32	$9	$4
	Change in fair value of forward contracts		141	82	-
	Other (mainly foreign currency transaction income)		-	-	61

			173	91	65
	Financial expenses:
	In respect of bank loans and convertible note		(1,039)	(671)	(496)
	Other (mainly foreign currency transaction losses)		(95)	(26)	-

			(1,134)	(697)	(496)

			$(961)	$(606)	$(431)
b.	Net earnings (loss) per share:

	1.	Numerator:

		Numerator for basic and diluted net Earning (loss) per share:
		Income (loss) from continuing operations	$171	$(6,026)	$(4,653)
		Loss from discontinued operations	(806)	(3,075)	(1,747)

		Net loss available to Ordinary shareholders	$(635)	$(9,101)	$(6,400)

	2.	Denominator (in thousands):

		Basic weighted average Ordinary shares outstanding (in thousands)	2,622	2,606	2,396
		Diluted weighted average Ordinary shares outstanding (in thousands)	2,757	2,606	2,396

		Basic and diluted net earnings (loss) per share from continuing operations	$0.07	$(2.32)	$(1.94)
		Basic and diluted net earnings (loss) per share from discontinued operations	$(0.31)	$(1.18)	$(0.73)
		Basic and diluted net loss per share	$(0.24)	$(3.50)	$(2.67)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-     SEGMENTS AND GEOGRAPHICAL INFORMATION

The Company manages its business in two reportable segments, consisting of the RFID and Mobile Solutions segment and Supply Chain Solutions segment.

The Company's management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit. The Company applies ASC 280, Segment Reporting.

a.	Revenues, gross profit and assets for the operating segments for the years 2010, 2009and 2008 were as follows:

	RFID and Mobile Solutions	Supply Chain Solutions	Not Allocated/	Consolidated
2010

Revenues	$12,463	$17,724	$-	$30,187

Gross profit	$3,632	$3,851	$-	$7,483

Assets related to segment	$12,418	$9,605	$107	$22,130

2009

Revenues	$10,729	$14,738	$-	$25,467

Gross profit	$3,375	$116	$-	$3,491

Assets related to segment	$17,201	$4,159	$579	$21,939

2008

Revenues	$11,280	$22,786	$-	$34,066

Gross profit	$3,367	$3,467	$-	$6,834

Assets related to segment	$20,645	$12,018	$882	$33,545

b.	The following presents total revenues and long-lived assets for the years 2010, 2009and 2008 based on the location of customers:

	Year ended December 31,
	2010		2009		2008
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *)	revenues	assets *)	revenues	assets *)

America	$2,596	$-	$1,548	$-	$3,344	$-
Far East	2,228	-	998	-	904	-
Europe	811	-	566	-	1,317	-
Israel and others	24,552	1,135	22,355	1,221	28,501	1,050

	$30,187	$1,135	$25,467	$1,221	$34,066	$1,050

*)	Long-lived assets comprise of property, plant and equipment.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-     SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2010	2009	2008

Customer A (Supply Chain Segment)	7%	14%	15%

NOTE 19:-    RELATED PARTIES

Service Agreement of Cukierman & Co.:

The Company's audit committee and Board approved an engagement with Cukierman & Co. Investment House Ltd. ("Cukierman & Co"), to provide non-exclusive investment-banking services and business development services to the Company ("the Service Agreement"), effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, Mr. Cukierman serves as Chairman of the Company's Board, and he is also a co-manager of the Catalyst Fund, the Company's largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $ 10 plus VAT, in addition to a success fee of 4%-6% for a consummated private placement. According to its terms, the Company may terminate the Service Agreement at any time, by giving one-month prior written notice. The Service Agreement provides that the success fees for securing M&A transactions will be 3.5% of the proceeds exchanged in such a transaction and also for a success fee of 6% of the revenues actually received by the Company in respect of a sale of the Company’s products to a new customer which was introduced by Cukierman & Co.

The payments the Company paid and accrued according to the Service Agreement with Cukierman & Co. are:

	Year ended December 31,
	2010	2009	2008

Business development	$95	$147	$113
Success fee in respect of merger acquisitions	-	-	143
Success fee in respect of issuance of convertible loan	-	40	-
Success fee in respect of issuance of private placements	18	-	120

Total	$113	$187	$376

On November 7, 2007, the shareholders approved the Service Agreement with Mr. Edouard Cukierman, the Chairman of the Board, pursuant to which, Mr. Edouard Cukierman shall be granted options ("the Options") to purchase up to 20,000 Ordinary shares of the Company per each calendar year of service as the Company's Chairman of the Board of Directors ("the Service") in the years 2007-2010 (pro-rated for any part of the calendar year). The Options shall be in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

The Options shall vest on a quarterly basis. The exercise price of the Options is $ 11.925 which was equal to the weighted average of the closing prices of the Company's Ordinary shares on the Nasdaq Global Market during the thirty-day period preceding the shareholders approval. Unexercised Options shall expire after five years from their respective grant date.

Pursuant to the Service Agreement, if the Service is terminated by the Company for no cause (as defined in the Service Agreement) then: (i) any unvested Options shall be immediately vested in full

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-    RELATED PARTIES (Cont.)

as of the date of the termination; (ii) the Company shall grant Mr. Cukierman such number of Options amounting, together with Options previously granted, to 80,000 Options, and such additional Options shall be vested upon grant; and (iii) the Options shall be exercisable for a period of twenty four (24) months from termination.

If the Service is terminated by Mr. Cukierman under circumstances not involving the defined cause, his vested options shall be exercisable for six (6) months from the date of said termination.

Agreements with THCAP:

In September 2009, the Company entered into a service agreement with THCAP, pursuant to which THCAP shall provide the Company with non-exclusive private financing and business consulting services. In consideration, the Company issued to THCAP warrants to purchase 14,400 ordinary shares at an exercise price of $2.75 per share. The warrants  are exercisable as of  February 28, 2011 and can be exercised until August 31, 2012.

In November 2009, the Company entered into an amendment to the service agreement with THCAP, pursuant to which THCAP shall be paid a success fee of 5% of the revenues generated to the Company from the sale of the Company products to business partners introduced by THCAP. As of December 31, 2010, no fees were paid under this agreement.

On October 5, 2010 the Company entered into a definitive private placement agreement with THCAP pursuant to which the Company issued to THCAP ordinary shares (see note 15a), and  Mr. Luis Gutierrez Roy, the managing partner in THCAP was appointed to its Board of Directors.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-130048 and No. 333-152020) and related prospectus and in the Registration Statements on Form S-8 (Nos. 333-160414, 333-148318, 333-136957, 333-110696, 333-100971 and 333-11650) of B.O.S Better Online Solutions Ltd. (“BOS”) of our report dated March 31, 2011, with respect to the consolidated financial statements of BOS, which appears in BOS’s current report on Form 6-K.

/s/ KOST, FORER GABBAY & KASIERER
Tel Aviv Israel	KOST, FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into the Registration Statements on Form F-3 and related prospectus of B.O.S Better Online Solutions Ltd. (“BOS”) (Nos. 333-130048 and 333-152020) and into the Registration Statements of BOS on Form S-8 (Nos. 333-160414, 333-148318, 333-136957, 333-110696, 333-100971 and 333-11650) of our report dated March 29, 2010, with respect to the consolidated financial statements of BOS - Supply Chain Solutions (Lynk), Inc. (formally known as Lynk USA, Inc.) which appears in BOS’s current report on Form 6-K.

/s/ ARIK ESHEL, CPA & ASSOC., PC ARIK ESHEL, CPA & ASSOC., PC New York, NY March 31, 2011

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